

Mailstop 3233

December 3, 2015

VIA E-MAIL
Ms. Michelle F. Adams
Chief Financial Officer
Nevada Property 1 LLC
3708 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re:** **Nevada Property 1 LLC**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 000-53938**

Dear Ms. Adams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 6. Selected Financial Data, page 29

1. We note you have presented selected financial data for only the last three fiscal years. Pursuant to Item 301 of Regulation S-K, selected financial data should be provided for the last five fiscal years (or for the life of the registrant and its predecessors, if less). Please clarify and/or revise future periodic filings accordingly.

Financial Statements

Revenue Recognition and Promotional Allowances, page 58

2. In future periodic filings, please also separately present the retail value of promotional allowances for each of the respective casino, hotel, food and beverage, and entertainment, retail and other line items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities